SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: March 26, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 26, 2007
CANADIAN PACIFIC RAILWAY LIMITED IMPLEMENTS AN INCREASED SHARE REPURCHASE PROGRAM
CALGARY, Alberta — Canadian Pacific Railway Limited (TSX/NYSE: CP) announces that it intends to complete the necessary filings today to receive the approval of the Toronto Stock Exchange to terminate its existing normal course issuer bid due to expire on June 5, 2007 and implement a new normal course issuer bid to permit the purchase for cancellation up to 4,975,000 of its outstanding common shares (or approximately 3.2% percent of the 155,534,263 common shares outstanding at March 15, 2007) during the period commencing on March 28, 2007 and ending March 27, 2008, provided that not more than 4,230,080 Common Shares may be purchased by CPR during the period commencing March 28, 2007 to June 5, 2007.
Under CPR’s existing normal course issuer bid due to expire June 5, 2007, CPR purchased an aggregate of 3,685,982 common shares during the period commencing on June 6, 2006 and ending February 28, 2007 at an average price of $57.17 per share. All purchases under CPR’s existing normal course issuer bid have ceased and the existing normal course issuer bid has been terminated.
CPR’s purpose and business reason for making purchases pursuant to the normal course issuer bid is that it believes that the market price of its common shares could be such that the purchase of common shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. The price CPR will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, and will be in accordance with the normal course issuer bid procedures under Canadian securities laws and the policies of the Toronto Stock Exchange. Additionally, purchases under the new normal course issuer bid will be made by means of open market transactions or such other means as may be permitted by the TSX (which may include pre-arranged crosses).
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca